UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505 105

(CUSIP Number)

Owl Creek Asset Management, L.P.

640 5th Avenue

20th Floor New York, NY 10019 U.S.

Attn: Stephen I Back

(212) 688-2550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505 105

1	Names of Reporting Persons. Owl Creek Credit Opportunities Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,100,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Owl Creek Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,100,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive 1,100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505 105

1	Names of Reporting Persons. Owl Creek Asset Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,100,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Jeffrey A. Altman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,100,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 366505 105

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed by the Reporting Persons on December 21, 2020. Defined terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed, the Investors submitted a proposal for the going concern financial restructuring of the Issuer and certain of its subsidiaries. The Issuer has selected an alternative proposal and the Investors have terminated their pursuit of their proposal.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(e) As a result of the circumstances described in Item 4 above, the Investors are no longer reporting their beneficial ownership of the Issuer’s Common Stock on a collective basis, and as of January 22, 2021, the Reporting Persons may no longer be deemed to be members of a “group” that beneficially owns more than five percent of the Issuer’s Common Stock. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons were, for purposes of the Exchange Act, at any time members of a “group.”

CUSIP No. 366505 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 26, 2021

JEFFREY A. Altman

/s/ Jeffrey A. Altman
Jeffrey A. Altman, (i) individually, (ii) as managing member of Owl Creek Advisors, LLC, (x) for itself and (y) as general partner of Owl Creek Credit Opportunities Master Fund, L.P. and (iii) as managing member of the general partner of Owl Creek Asset Management, L.P., (x) for itself and (y) as investment manager to Owl Creek Credit Opportunities Master Fund, L.P.

CUSIP No. 366505 105

Exhibit Index

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2020 (previously filed).

Exhibit 2	Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of December 10, 2020 (previously filed).

Exhibit 3	Proposed Backstop Commitment Agreement, dated as of December 20, 2020 (previously filed).

Exhibit 4	Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 4, 2021 (previously filed).

Exhibit 5	Further Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 5, 2021 (previously filed).